U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Wicker                           Damion                          E.
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York               10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

V.I. Technologies, Inc. ("VITX")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


January 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                            N/A           N/A      N/A    N/A         N/A    N/A      1,801,470       I        (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                  2.                                                                                      Deriv-    of
                  Conver-                    5.                              7.                           ative     Deriv-  11.
                  sion                       Number of                       Title and Amount             Secur-    ative   Nature
                  or                         Derivative     6.               of Underlying      8.        ities     Secur-  of
                  Exer-             4.       Securities     Date             Securities         Price     Bene-     ity:    In-
                  cise     3.       Trans-   Acquired (A)   Exercisable and  Instr. 3 and 4)    of        ficially  Direct  direct
                  Price    Trans-   action   or Disposed    Expiration Date  ----------------   Deriv-    Owned     (D) or  Bene-
1.                of       action   Code     of(D)          (Month/Day/Year)         Amount     ative     at End    In-     ficial
Title of          Deriv-   Date     (Instr.  (Instr. 3,     ----------------         or         Secur-    of        direct  Owner-
Derivative        ative   (Month/    8)       4 and 5)      Date     Expira-         Number     ity       Month     (I)     ship
Security          Secur-   Day/     ------   ------------   Exer-    tion            of         (Instr.  (Instr.    (Instr. (Instr.
(Instr. 3)        ity      Year)    Code V   (A) (D)        cisable  Date    Title   Shares     5)       4)         4)       4)
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

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
Explanation of Responses:



(1) The amounts shown represent the beneficial ownership of the Issuer's securities by J.P. Morgan Partners (23A SBIC), LLC ("JPM 23A SBIC"), formerly known as CB Capital Investors, LLC, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is a managing director of JPM 23A SBIC and a limited partner of its sole non-managing member. As a result of internal reorganizations and name changes effective during the first week of January 2001, JPMP Master Fund Manager, L.P. ("MF Manager"), formerly known as Chase Capital Partners, became a limited partnership and all but one of its general partners, including the Reporting Person, became a limited partner of such partnership. The internal reorganizations and name changes did not alter the proportionate interests of the limited partners of such partnership or of the ultimate security holders of the renamed entities. The actual pro rata portion of beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including MF Manager's and JPM 23A SBIC's internal rate of return and vesting.


/s/ Damion E. Wicker                                            2/08/01
---------------------------------------------            -----------------------
 Damion E. Wicker                                               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.